China Cord Blood Corporation Reports
Financial Results for the Fourth Quarter and Full Year Fiscal 2010

Annual Revenue up 34.4% to RMB 261.5 Million
Fiscal 2010 New Subscribers grew 30.5%
Conference Call to be Held at 8 am ET June 22, 2010

Hong Kong, China, June 22, 2010 – China Cord Blood Corporation (“CCBC” or “the Company”) (NYSE: CO), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced preliminary unaudited financial results for the fourth quarter and full year fiscal 2010.

Highlights

●	Net revenue in the fourth quarter of fiscal 2010 increased 24.6% year-over-year to RMB70.8 million ($10.4 million) from RMB56.8 million in the fourth quarter of fiscal 2009.
●	Fourth quarter fiscal 2010 new subscriber sign-ups increased 16.7% year-over-year to 11,729 subscribers from 10,047 in the fourth quarter of fiscal 2009.
●	Gross profit for the fourth quarter increased 28.4% to RMB55.7 million ($8.2 million) and gross profit margin increased to 78.7% from 76.4% last year.
●	R&D expense amounted to RMB5.8 million ($0.9 million).
●	Fourth quarter sales and marketing expense and general administrative expense together amounted to RMB25.0 million ($3.7 million), compared to RMB16.8 million in the fourth quarter of fiscal 2009.
●	Operating income for the fourth quarter fiscal 2010 amounted to RMB24.9 million ($3.6 million), similar to the third quarter of fiscal 2010.
●	Net income attributable to shareholders in the fourth quarter of fiscal 2010 amounted to RMB16.1 million ($2.4 million).
●	Net revenue for fiscal 2010 increased 34.4% to RMB261.5 million ($38.3 million) from RMB194.5 million last year.
●
New subscriber sign-ups for fiscal 2010 increased 30.5% to 45,252 subscribers from 34,678 in fiscal 2009 and accumulated number of subscribers amounted to 129,312 at fiscal year end, up from 84,060 last year.

●	Net income attributable to shareholders for fiscal 2010 increased to RMB49.2 million ($7.2 million), up from RMB20.7 million in fiscal 2009.
●
In February 2010, CCBC entered into a Securities Purchase Agreement (“Agreement”) to acquire an effective equity interest of 19.92% of Jilu Stem Cell Engineering Company Limited (“Jilu Stem Cells”), which operates the exclusive cord blood bank in the Shandong province, of the PRC.  CCBC also has a right of first refusal to increase its ownership in Jilu Stem Cells. The transaction was completed on May 6, 2010.

●
On June 4, 2010, CCBC announced the underwriting of a renounceable rights issue offered by Cordlife Limited (“Cordlife”), a company listed in Australia. Cordlife has operations in Australia, Hong Kong, Singapore, the Philippines, Indonesia and India, two of the Asian countries with significant annual birth rates. Pending the allotment results, CCBC’s indirect equity interest in Cordlife may increase from 16.03% to a maximum of 37.02%. The rights issue is expected to close on July 19, 2010. CCBC will finance the rights issue internally.

Summary - The quarter and fiscal year ended March 31, 2010 and 2009

	Three Months Ended			Fiscal Year Ended
	March 31,			March 31,
	2010		2009	2010		2009

	$(‘000)	RMB(‘000)	RMB(‘000)	$(‘000)	RMB(‘000)	RMB(‘000)
Revenue	10,373	70,806	56,807	38,315	261,536	194,537
Gross Profit	8,159	55,691	43,373	28,685	195,806	145,366
Research and Development	(852)	(5,816)	-	(852)	(5,816)	-
Operating Income	3,648	24,901	26,582	14,239	97,193	85,197
Non-GAAP EBITDA	4,605	31,428	29,256	17,232	117,624	93,743
Net Income Attributable to China Cord Blood Corporation shareholders	2,363	16,129	20,119	7,204	49,177	20,695
EPS Attributable to Ordinary Shares – Basic ($/RMB)	0.04	0.24	0.25	0.10	0.69	(0.07)
Non-GAAP EPS Attributable to shareholders – Basic ($/RMB)	N/A	N/A	0.34	0.16	1.12	0.35

Revenue Breakdown (%)
Processing Fee		78.3%	86.8%		81.5%	85.5%
Storage Fee		21.7%	13.2%		18.5%	14.5%

New Subscribers (persons)		11,729	10,047		45,252	34,678
Accumulated Total Number of Subscribers (persons)		129,312	84,060		129,312	84,060

“Remarkable achievements were made during the fourth quarter and fiscal year 2010,” said Ms. Ting Zheng, China Cord Blood Corporation’s Chairperson and Chief Executive Officer. “Our listing on the New York Stock Exchange brought us to a new era of growth. During the period, not only did we accomplish a record number of new subscribers, as promised to the investment community, we acquired an equity interest in Jilu Stem Cells, the exclusive operator in the Shandong province. Including Shandong, we now own and partially own three of the six issued licenses in China, and we are the largest cord blood bank operator in China.   Beijing, Guangdong and Shandong together have a market size of 2.1 million new born babies per annum or approximately 13% of the total number of new borns in China.”

“On June 4, 2010, we agreed to underwrite the rights issue of Cordlife, the largest cord blood bank operator in Southeast Asia with direct presence in India and Indonesia. As the single largest shareholder in Cordlife, we seized this opportunity to raise our ownership in the company. While the transaction is still subject to relevant approvals, we believe Cordlife’s current exposure in Southeast Asia region will add incredible strategic value. Together with Cordlife, we will be the largest global cord blood bank operator in terms of market size and presence. It is our goal to become the largest and most influential cord blood bank operator in China as well as in the Asia Pacific region.”

Fourth Quarter Fiscal 2010 Financial Results

Net revenue for the fourth quarter of fiscal 2010 increased 24.6% to RMB70.8 million ($10.4 million) from RMB56.8 million in the fourth quarter of fiscal 2009. Processing fees, representing 78.3% of the total net revenue, increased 12.5% year-over-year to RMB55.5 million ($8.1 million) on the back of a 16.7% increase in new subscribers. Net revenue from storage fees increased 104% year-over-year to RMB15.3 million ($2.2 million) from RMB7.5 million. Total subscriber base as of March 31, 2010 reached 129,312 subscribers, up 53.8% year-over-year. With the increase in total subscriber base, storage fees represented a more material portion of the total revenue mix of 21.7% for the fourth quarter of fiscal 2010 as compared to 13.2% of the total revenue mix for the fourth quarter of fiscal 2009.

For the fourth quarter of fiscal 2010, gross profit increased 28.4% to RMB55.7 million ($8.2 million) from RMB43.4 million in the prior year period, due primarily to rising new subscriber numbers. Gross margin for the fourth quarter of fiscal 2010 increased to 78.7% from 76.4% on the back of economy of scale and favorable change in revenue mix.

Research and development expense amounted to RMB5.8 million ($0.9 million) which consisted of research activities conducted to enhance operating efficiencies, collection and storage technologies, and measures to improve the results in umbilical cord blood stem cells extraction and separation.

Fourth quarter sales and marketing expense and administrative expense together amounted to RMB 25.0 million ($3.7 million) compared to RMB16.8 million for the same period last year. The overall increase was largely attributable to the increase in promotion activities and the scale of operation. The increase in administrative expense was largely attributable to the increase in overhead since our public listing, higher professional fees and the increase in depreciation expense following the establishment of the new Beijing facility in April 2009.

Operating income for the fourth quarter of fiscal 2010 was RMB24.9 million ($3.6 million) compared to RMB26.6 million for the same period last year.  Fourth quarter depreciation expense increased to RMB6.3 million ($0.9 million), up from RMB2.4 million last year. Non-GAAP EBITDA in the fourth quarter grew 7.4% to RMB31.4 million ($4.6 million).

Net income attributable to shareholders for the fourth quarter of fiscal 2010 reached to RMB16.1 million ($2.4 million) compared to RMB20.1 million for the prior year period. Net margin for the fourth quarter of fiscal 2010 was 22.8%.

Basic earnings per share and diluted earnings per share for the fourth quarter of fiscal 2010 were RMB0.24 ($0.04) and RMB0.23 ($0.03), respectively. Non-GAAP EPS for the fourth quarter is no longer applicable because all ordinary shares and redeemable shares were exchanged prior to the beginning of the fourth quarter.

As of March 31, 2010, the Company had cash and cash equivalents of RMB280.8 million ($41.1 million), compared to RMB161.4 million as of March 31, 2009.

“With the rising health awareness, the general public is devoting more resources to acquire quality medical care and healthcare services either individually or for other family members,” Ms. Ting Zheng further stated. “We will dedicate more resources to enhance market education with a view to entice the rising local demand. In addition, we will continue to explore opportunities to extend our presence in China and the Asia Pacific region to realize our goal of becoming the largest Pan-Asian cord blood bank. ”

Fiscal 2010 Financial Results

For fiscal 2010, net revenue increased 34.4% to RMB261.5 million ($38.3 million), from RMB194.5 million last year. The increase was largely attributable to the 30.5% increase in new subscriber numbers to 45,252 new subscribers and the expansion in the accumulated subscriber base. During the year, processing fees and storage fees grew 28.2% and 70.9%, respectively. Gross profit in fiscal 2010 increased 34.7% to RMB195.8 million ($28.7 million) from RMB145.4 million in the prior year.  In fiscal 2010, operating income increased 14.1% to RMB97.2 million ($14.2 million). Fiscal 2010 net income attributable to shareholders was RMB49.2 million ($7.2 million) compared to RMB20.7 million in the prior year. Basic earnings per share and diluted earnings per share attributable to ordinary shares were RMB0.69 ($0.10) and RMB0.66 ($0.10), respectively. Non-GAAP EBITDA increased 25.5% to RMB117.6 million ($17.2 million) and non-GAAP EPS also increased to RMB1.12 ($0.16) from RMB0.35 in the fiscal 2009.

Financial Outlook

During fiscal 2011, the Company expects that growth momentum in terms of new subscribers will continue and the total number of new subscribers will not be less than 58,000 new subscribers which would translate into at least a 30% increase in net revenue.  Management also expects the accumulated total number of subscribers will be at least 187,000 at the end of fiscal 2011.

Conference Call
The Company will hold a teleconference at 8 a.m. ET on Tuesday, June 22, 2010 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.

Interested parties may access the audio webcast through the following link: http://phx.corporate-ir.net/playerlink.zhtml?c=206671&s=wm&e=3126984.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or (852) 2475-0994 for Hong Kong callers, with the conference access id: 79227376.

About China Cord Blood Corporation
China Cord Blood Corporation is the first and the largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator with access to multiple licenses (i.e., Beijing, Guangdong and Shandong).  Under current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only six licenses have been issued as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Non-GAAP Disclosure
Non-GAAP basic earnings attributable to shareholders (“Non-GAAP EPS”) represents a pro forma adjustment to the number of ordinary shares outstanding for all periods to reflect the conversion of certain redeemable shares into ordinary shares in June 2009.  This is effected by adding income attributable to redeemable noncontrolling interest back to GAAP net income attributable to shareholders and divides by pro forma weighted average ordinary shares issued and outstanding. Pro forma weighted average ordinary shares issued and outstanding is the sum of weighted average ordinary shares issued and outstanding and assumes all redeemable shares are exchanged into ordinary shares at the beginning of the period.

Non-GAAP EBITDA represents operating income excluding acquired intangible assets amortization expense and depreciation expense. We have presented EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by analysts, investors and other interested parties in the evaluation of companies in our industry. Management uses EBITDA as a measurement tool for evaluating our actual operating performance compared to budget and prior periods. Other companies in our industry may calculate EBITDA differently than we do, for example, basing the determination on net income before net interest expense, income tax expense (benefit), depreciation and amortization. EBITDA is not a measure of performance under generally accepted accounting principles (GAAP) and should not be considered as a substitute for net income prepared in accordance with GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The non-GAAP measures described by the Company are reconciled to the corresponding GAAP measure in the exhibits below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures”.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to its historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to the supplemental information used by management in its financial and operational decision making.

Safe Harbor Statement
This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the fourth quarter and full year fiscal 2010 were made at the noon buying rate of RMB6.8258 to $1.00 on March 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

For more information, please contact:
China Cord Blood Corporation
Ms. Joeling Law
Tel: 852-3605-8180
Email: joeling.law@chinacordbloodcorp.com

Integrated Corporate Relations, Inc.
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wei-Jung Yang: 86-10-6599-7968

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2009

	March 31,		March 31,
	2010		2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)

ASSETS
Current assets
Cash and cash equivalents	41,143	280,835	161,406
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; March 31, 2009: RMB6,170)	8,988	61,349	49,763
Inventories	743	5,070	6,501
Prepaid expenses and other receivables	1,925	13,137	7,978
Deferred tax assets	504	3,443	1,846
Total current assets	53,303	363,834	227,494
Property, plant and equipment, net	36,698	250,491	236,740
Non-current prepayments	22,142	151,138	27,184
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; March 31, 2009: RMB2,222)	25,913	176,874	91,761
Inventories	4,342	29,637	26,069
Intangible asset, net	3,853	26,297	27,268
Available-for-sale equity securities	7,102	48,475	26,242
Deferred reverse recapitalization costs	-	-	33,633
Deferred tax assets	42	288	-
Total assets	153,395	1,047,034	696,391

LIABILITIES
Current liabilities
Bank loan	6,593	45,000	-
Accounts payable	793	5,410	5,128
Accrued expenses and other payables	3,293	22,475	19,269
Deferred revenue	5,285	36,074	18,351
Amounts due to related parties	436	2,977	-
Income tax payable	600	4,098	4,321
Total current liabilities	17,000	116,034	47,069
Deferred revenue	13,647	93,155	74,231
Other non-current liabilities	2,341	15,978	13,551
Deferred tax liabilities	331	2,259	4,017
Total liabilities	33,319	227,426	138,868
Commitments and contingencies
Redeemable ordinary shares of China Cord Blood Services Corporation
- US$0.0001 par value, 14,614,140 shares issued and
outstanding as of March 31, 2009 (redemption value
of US$51,088,745 as of March 31, 2009)	-	-	386,577

Exhibit 1 (continued)

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2009 – (continued)

	March 31,		March 31,
	2010		2009
	US$	RMB	RMB
	(in thousands except redemption value and number of shares)

EQUITY
China Cord Blood Corporation shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 43,237,100 shares and 66,743,693 shares issued and outstanding as of March 31, 2009 and 2010, respectively	7	46	34
Additional paid-in capital	105,384	719,329	140,745
Accumulated other comprehensive income/(loss)	325	2,221	(19,319)
Retained earnings	12,789	87,290	44,082
Total China Cord Blood Corporation shareholders’ equity	118,505	808,886	165,542
Noncontrolling interests	1,571	10,722	5,404
Total equity	120,076	819,608	170,946
Total liabilities, redeemable ordinary shares and equity	153,395	1,047,034	696,391

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Year Ended March 31, 2010 and 2009

	Three months ended March 31,			Year ended March 31,
	2010		2009	2010		2009
	US$	RMB	RMB	US$	RMB	RMB
	(in thousands except per share)

Revenues	10,373	70,806	56,807	38,315	261,536	194,537
Direct costs	(2,214)	(15,115)	(13,434)	(9,630)	(65,730)	(49,171)
Gross profit	8,159	55,691	43,373	28,685	195,806	145,366
Operating expenses
Research and development	(852)	(5,816)	-	(852)	(5,816)	-
Sales and marketing	(1,839)	(12,553)	(7,186)	(5,784)	(39,480)	(28,868)
General and administrative	(1,820)	(12,421)	(9,605)	(7,810)	(53,317)	(31,301)
Total operating expenses	(4,511)	(30,790)	(16,791)	(14,446)	(98,613)	(60,169)
Operating income	3,648	24,901	26,582	14,239	97,193	85,197
Other (expense)/income, net
Interest income	200	1,365	845	939	6,411	3,638
Interest expense	(91)	(619)	-	(356)	(2,431)	-
Exchange loss	(149)	(1,020)	(163)	(61)	(417)	(351)
Write-off of deferred offering and
deferred reverse recapitalization costs	-	-	-	(3,159)	(21,566)	(9,473)
Impairment loss on available-
for-sale equity securities	-	-	-	-	-	(37,426)
Others	22	148	51	69	473	714
Total other (expense)/income, net	(18)	(126)	733	(2,568)	(17,530)	(42,898)
Income before income tax	3,630	24,775	27,315	11,671	79,663	42,299
Income tax expense	(1,055)	(7,199)	(6,044)	(3,629)	(24,770)	(17,854)
Net income	2,575	17,576	21,271	8,042	54,893	24,445
Income attributable to redeemable
noncontrolling interests	-	-	-	(51)	(347)	-
Income attributable to noncontrolling
interests	(212)	(1,447)	(1,152)	(787)	(5,369)	(3,750)
Net income attributable to
China Cord Blood Corporation
shareholders	2,363	16,129	20,119	7,204	49,177	20,695

Net income/(loss) per share:
Attributable to ordinary shares
-Basic	0.04	0.24	0.25	0.10	0.69	(0.07)
-Diluted	0.03	0.23	0.24	0.10	0.66	(0.07)

Attributable to redeemable
ordinary shares
-Basic	N/A	N/A	0.65	0.34	2.30	1.63
-Diluted	N/A	N/A	0.64	0.33	2.27	1.63

Exhibit 3
CHINA CORD BLOOD CORPORATION
Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures

	Three months Ended Mar 31, 2010	Three months Ended Mar 31, 2010	Three months Ended Mar 31, 2009	Fiscal Year Ended Mar 31, 2010	Fiscal Year Ended Mar 31, 2010	Fiscal Year Ended Mar 31, 2009
	US$ (‘000)	RMB (‘000)	RMB (‘000)	US$ (‘000)	RMB (‘000)	RMB (‘000)

GAAP Operating Income	3,648	24,901	26,582	14,239	97,193	85,197
Depreciation	921	6,284	2,431	2,851	19,460	7,575
Amortization	36	243	243	142	971	971
Non-GAAP EBITDA	4,605	31,428	29,256	17,232	117,624	93,743

Exhibit 4
CHINA CORD BLOOD CORPORATION
Reconciliations of non-GAAP EPS to the nearest comparable GAAP measures

	3 Months Ended Mar 09	Fiscal Year 2010	Fiscal Year 2009
NUMERATOR (RMB’000)
GAAP net income attributable to
China Cord Blood Corporation shareholders	20,119	49,177	20,695
Pro forma adjustments
Income attributable to redeemable noncontrolling interest	-	347	-
Write-off of deferred reverse recapitalization costs	-	21,566	-

Non-GAAP net income attributable to shareholders	20,119	71,090	20,695

DENOMINATOR (‘000 shares)
Weighted average ordinary shares issued and outstanding	43,237	58,855	43,237
Add:
Issue of ordinary shares upon share exchange with ordinary shareholders of China Cord Blood Services Corporation in June 2009	12,476	3,110	12,476
Add:
Issue of ordinary shares for redeemable share exchange in Aug 2009	3,506	1,290	3,506

Pro forma weighted average ordinary shares issued and outstanding	59,219	63,255	59,219

Non-GAAP basic earnings attributable to shareholders (RMB)	0.34	1.12	0.35

Non-GAAP basic earnings attributable to shareholders (US$)	0.05	0.16	0.05